FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Commences Vinasale Exploration Programs

September 6, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”), is pleased to announce the commencement of field activities on the Vinasale gold project, located 16 miles south of McGrath in central Alaska.   As was reported on March 2, 2007, Freegold has entered into a Mining Exploration Agreement with Option to Lease with Doyon Limited, an Alaskan Native Regional Corporation, on Doyon's 100% interest in the Vinasale Gold Property.  This agreement covered 128,000 acres, and includes the Vinasale gold deposit, which occurs in the same northeast trending belt of igneous intrusion-related deposits that include the 33 million ounce Donlin Creek gold deposit and the operating Nixon Fork gold mine.

Freegold’s first activity on the project was to stake an additional 12,000 acres of ground this spring, enlarging the property position under the agreement to 140,000 acres.  This staking was conducted to the northeast of the deposit, as results from  previous wide spaced drilling in the early 1990’s indicate that the gold mineralization may trend in that direction.

Freegold’s exploration program for the current year is aimed at evaluating the large land package surrounding the deposit, where limited systematic work has been conducted in the past.  Freegold’s reconnaissance efforts on the property include a recently completed stream, soil and rock sampling program.  This program will be followed with an airborne geophysical exploration program.  Freegold has contracted Fugro Airborne Surveys Corp., which will be flying a 1,788 line kilometer high resolution EM and Magnetic survey over the project area in late September.  Results from both of these programs will be released later in the year.

In addition to following up on any targets that may be identified in the current programs, Freegold’s programs for next year will include new drilling aimed at confirming and expanding the gold mineralization currently defined by 36 historic holes drilled on 200 foot spacing within the Central Zone of the deposit.

Freegold to Attend Denver Gold Forum

Freegold is also pleased to announce that it has been selected to attend the Denver Gold Group’s Gold Forum as an “Up & Coming” company at its Forum on September 23 to 26th.  This invitation-only conference is internationally regarded as one of the world’s most prestigious precious metals investment forums, attended by major global fund and portfolio managers, institutional investors and analysts.  Apart from its attendance at the conference, Freegold will also be co-sponsoring the Up & Coming Reception held on Tuesday, September 25th from 6 to 9 p.m. at the Denver Art Museum.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is continuing to discover new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of an initial 10,000-ton bulk sample collected in the fall of 2006, along with additional bulk sampling/processing of additional areas containing surface high grade gold mineralization will commence shortly.  Drilling to outline larger, lower grade bulk tonnage targets on the property will continue throughout the year.  In addition to its Vinasale project, Freegold has also commenced exploration on its Rob property in east-central Alaska, and has just completed drilling on the first two high-grade gold targets.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.